PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Kılıçali Paşa Mah. Meclis-i Mebusan Cad. No:8 İç Kapı No:301 Beyoğlu/İstanbul T: +90 212 326 6060, F: +90 212 326 6050, www.pwc.com.tr Mersis Numaramız: 0-1460-0224-0500015 CONVENIENCE TRANSLATION INTO ENGLISH OF INDEPENDENT AUDITOR’S REPORT ON THE BOARD OF DIRECTORS’ ANNUAL REPORT ORIGINALLY ISSUED IN TURKISH To the General Assembly of D-Market Elektronik Hizmetler ve Ticaret A.Ş. 1. Opinion We have audited the annual report of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) for the 1 January - 31 December 2023 period. In our opinion, the financial information and the analysis made by the Board of Directors by using the information included in the audited financial statements regarding the Group’s position in the Board of Directors’ Annual Report are consistent and presented fairly, in all material respects, with the audited full set consolidated financial statements and with the information obtained in the course of independent audit. 2. Basis for Opinion Our independent audit was conducted in accordance with the Independent Standards on Auditing that are part of the Turkish Standards on Auditing (the “TSA”) issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities in the Audit of the Board of Directors’ Annual Report section of our report. We hereby declare that we are independent of the Group in accordance with the Ethical Rules for Independent Auditors (including Independence Standards) (the “Ethical Rules”) and the ethical requirements regarding independent audit in regulations issued by POA that are relevant to our audit of the financial statements. We have also fulfilled our other ethical responsibilities in accordance with the Ethical Rules and regulations. We believe that the audit evidence we have obtained during the independent audit provides a sufficient and appropriate basis for our opinion. 3. Our Audit Opinion on the Full Set Consolidated Financial Statements We expressed an unqualified opinion in the auditor’s report dated 14 June 2024 on the full set consolidated financial statements for the 1 January - 31 December 2023 period. 4. Board of Director’s Responsibility for the Annual Report Group management’s responsibilities related to the annual report according to Articles 514 and 516 of Turkish Commercial Code (“TCC”) No. 6102 are as follows: a) to prepare the annual report within the first three months following the balance sheet date and present it to the general assembly; b) to prepare the annual report to reflect the Group’s operations in that year and the financial position in a true, complete, straightforward, fair and proper manner in all respects. In this report financial position is assessed in accordance with the financial statements. Also in the report, developments and possible risks which the Group may encounter are clearly indicated. The assessments of the Board of Directors in regards to these matters are also included in the report.

c) to include the matters below in the annual report: − events of particular importance that occurred in the Company after the operating year, − the Group’s research and development activities, − financial benefits such as salaries, bonuses, premiums and allowances, travel, accommodation and representation expenses, benefits in cash and in kind, insurance and similar guarantees paid to members of the Board of Directors and senior management. When preparing the annual report, the Board of Directors considers secondary legislation arrangements enacted by the Ministry of Trade and other relevant institutions. 5. Independent Auditor’s Responsibility in the Audit of the Annual Report Our aim is to express an opinion and issue a report comprising our opinion within the framework of TCC provisions regarding whether or not the financial information and the analysis made by the Board of Directors by using the information included in the audited financial statements in the annual report are consistent and presented fairly with the audited consolidated financial statements of the Group and with the information we obtained in the course of independent audit. Our audit was conducted in accordance with the TSAs. These standards require that ethical requirements are complied with and that the independent audit is planned and performed in a way to obtain reasonable assurance of whether or not the financial information and the analysis made by the Board of Directors by using the information included in the audited financial statements in the annual report are consistent and presented fairly with the audited consolidated financial statements and with the information obtained in the course of audit. PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. Mehmet Cenk Uslu, SMMM Independent Auditor Istanbul, 9 August 2024